Exhibit 99.3

1

Financial Results Summary: 2015

2

Disclaimer
General:
•  The information contained in this presentation is subject to, and must be read in conjunction with, all other publically available information, including our Annual Report on Form 20-F for the year ended December 31, 2015, and other filings that we make from time to time with the SEC. Any person at any time acquiring securities must do so only on the basis of such person’s own judgment as to the merits or the suitability of the securities for its purpose and only based on such information as is contained in such public filings, after having taken all such professional or other advice as it considers necessary or appropriate in the circumstances and not in reliance on the information contained in the presentation. In making this presentation available, we give no advice and make no recommendation to buy, sell or otherwise deal in our shares or in any other securities or investments whatsoever. We do not warrant that the information is either complete or accurate, nor will we bear any liability for any damage or losses that may result from any use of the information.
•  Neither this presentation nor any of the information contained herein constitute an offer to sell or the solicitation of an offer to buy any securities.
       No offering of securities shall be made in the United States except pursuant to registration under the U.S. Securities Act of 1933, as amended, or an exemption therefrom. No offering of securities shall be made in Israel except pursuant to an effective prospectus under the Israeli Securities Law,
       1968 or an exemption from the prospectus requirements under such law.
•  Historical facts and past operating results are not intended to mean that future performances or results for any period will necessarily match or exceed those of any prior year.
•  This presentation and the information contained herein are the sole property of the company and cannot be published, circulated or otherwise used in any way without our express prior written consent.
Information Relating to Forward-Looking Statements:
•  This presentation contains forward-looking statements that involve substantial risks and uncertainties. All statements, other than statements of historical facts, included in this presentation regarding our plans and the objectives of management are forward-looking statements. The use of certain words, including the words “estimate,” “project,” “intend,” “expect,” “believe” and similar expressions are intended to identify forward-
       looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and the Israeli Securities Law, 1968. We may not
       actually achieve the plans, intentions or expectations disclosed in our forward-looking statements and you should not place undue reliance on our forward-looking statements. Various important factors could cause actual results or events to differ materially from those that may be expressed or implied by our forward-looking statements. These risks and uncertainties associated with our business are described in greater detail in the filings we make from time to time with SEC, including our Annual Report on Form 20-F. The forward-looking statements are made as of this date and we do not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

3

Company Overview
Ellomay operates in the energy and infrastructure growing sectors including renewable and clean energy
1
2
3
4
5
(NYSE MKT; TASE: ELLO)
Ellomay aims to exploit attractive yield to risk ratios worldwide
Ellomay focus on small/mid-size scale commercial projects with limited capex and operational risks
Ellomay holds 12 PV Plants in Italy (22.6 MWp), 4 PV Plants in Spain (7.9 MWp) and
~9.2% of Dorad Power Plant’s Commercial Operations (~ 850MW)
Ellomay holds 75% in Manara`s Pumped-Storage development Project (depends on the issuance of new license by the Authority)

4

Portfolio Summary
	Spain (PV)	Italy (PV)	Israel (CCGT1)
Installed Capacity	7.9 MWp	22.6 MWp	850 MW1
% Ownership	100%	100%	9.2%~2
Book Value of investment3	$20.7 M~4	$77.6M~4	$37M~5
License Expiration	2040-2014	2031~	20346
# of Power Plants	4	12	1
1) The Dorad Power Plant began commercial operation in May 2014
2) Ellomay indirectly holds approximately 9.2% interest in the Dorad Power Plant, and also holds an option to purchase an additional interest of approximately 0.2%
3) as of December 31, 2015
4) Property, Plant and Equipment
5) Investment in equity accounted investee - attributed to the investment in Dorad
6) A 20 year generation license and supply license.

Growing Capacity of Ellomay's PV Portfolio (MWp)

30.5
24.9
13.3
11
6
2014
2013
2012
2011
2010

5

On going Steady Capacity Growth of PV Portfolio

6

The public and others
Shlomo Nehama
Kanir Partnership
1) Mr. Shlomo Nehama owns the shares of Ellomay directly and indirectly. A shareholders agreement was signed between Kanir partnership and a company controlled by Shlomo Nehama that holds 33.26% of Ellomay’s shares
2) Kanir partnership is controlled by Mr. Ran Fridrich and Mr. Hemi Raphael. Kanir’s holdings percentage set forth herein includes holdings by Ran
 Fridrich and Hemi Raphael (directly and indirectly) of 1.09% and 4.26%, respectively.
3)   Includes direct and indirect beneficial holdings of approximately 2.18% by the Mor brothers, who are shareholders of one of Kanir’s limited partners.
Corporate Structure
31.4%2
Shareholders agreement1

7

Dorad Energy Ltd. (“Dorad”)
PV Operations
Holds and operates
a 850 MW CCGT(2) power plant
(the “Dorad Power Plant”)
Holdings Overview
16 PV plants
Yielding Portfolio
Ellomay pumped storage (2014) Ltd.
pumped hydro
Pre-construction phase(3)
75%
Development Project
Italy
12 PV Plants
~22.6 MWp. installed capacity
~EUR 9.5 millions - revenues per ann.
Spain
4 PV Plants
~7.9 MWp. installed capacity
~EUR 2.8 millions - revenues per ann.
1) Indirect interest. Ellomay holds an option to increase its indirect holdings in Dorad to approximately 9.4%
2) Bi-fuel Combined cycle gas turbine (CCGT) running on natural gas
3) The Manara Project was issued a conditional license by the IPUA to operate a pumped storage power plant with a capacity of 200 MW, which has since expired, and therefore the advancement of the Manara Project depends, among other factors, on the issuance of a new license by the
 IPUA. During 2015 we finalized the initial development stage and on August 28, 2015, after the Manara Project received a feasibility study from
 IEC, we submitted a request to the IPUA for an updated conditional license with a capacity of 340 MW. The Editors Committee of the National
 Outline Plan #10 has verbally approved the increase of power to 340 MW. The issuance of the license is subject to the quota set forth by the IPUA for pumped-storage projects in Israel, currently set at 800 MW but expected to increase to 1,000 MW.

8

Company History
Entrance to Italian PV
Market
(acquisitions 2010 -
2013)
Acquired
indirect equity
interest in Dorad
Energy Ltd.
Listing in NYSE
MKT
Public Debenture
Issuance
(il A- ,Maalot S&P
IL)(1)
2010
2011
2012
2013
2014
2015
Listing in TASE
Entrance to
Spanish PV
Market
Commencement of Dorad
Power Plant’s Commercial
Operations
(850MW)
Acquisition of
3 PV plants in
Spain
1) In January 2014, the Company raised approximately $33 million (net proceeds) by issuing 10-year, 4.6% debentures in Israel (“Series A
 Debentures”) to add to the capital base for investments
2) In June 2014, the Company raised an additional approximate $23 million (net proceeds) through the sale of additional Series A Debentures

9

PV Operations: Italy & Spain

10

PV Plants in Italy
Project name	Installed Capacity (kWp)	Acquisition Year	Acquisition Cost per MWp (in millions)	Connection Date1	Technology	Region	FIT(1) Eurocent/KWh
Del Bianco	734	2010	2.9€	04/2011	Fix	Marche	32.15
Costantini	734	2010	2.9€	04/2011	Fix	Marche	32.15
Giacchè	730	2010	3.8€	04/2011	Trackers	Marche	32.15
Massaccesi	749	2010	3.8€	04/2011	Trackers	Marche	32.15
Troia 8	996	2010	3.5€	01/2011	Fix	Puglia	31.80
Troia 9	996	2010	3.5€	01/2011	Fix	Puglia	31.80
Galatina	999	2011	3.9€	05/2011	Fix	Puglia	31.80
Pedale	2,994	2011	3.95€	05/2011	Trackers	Puglia	26.59
D’angella	931	2011	3.25€	06/2011	Fix	Puglia	26.77
Acquafresca	948	2011	3.25€	06/2011	Fix	Puglia	26.77
Soleco	5,924	2013	2.0€	08/2011	Fix	Veneto	21.89
Tecnoenergy	5,900	2013	2.0€	08/2011	Fix	Veneto	21.89
1) All plants are connected to the national grid and are entitled to a remuneration period of 20 years from connection to the grid. In addition to the FiT payments, the plants are entitled to sell the electricity in the SPOT price, approximately 5 Eurocents/KWh. Pursuant to Italian legislation adopted in August 2014, a decrease of approximately 8% in the FiT guaranteed to the plants was implemented commencing on
 January 1, 2015. The listed FIT tariffs represent the tariffs after the decrease

11

PV Plants in Spain
1) Remuneration period - 30 years
Project name	Installed Capacity (kWp)	Acquisition Year	Acquisition Cost per MWp (in millions)	Connection Date1	Technology	Location	Expected annual revenues (€ thousand)
Rodríguez I	1,675	2014	1.55€	11/2011	Fix	Murcia	~ 570
Rodríguez II	2,690	2014	1.78€	11/2011	Fix	Murcia	~ 960
Fuente Librilla	1,248	2014	1.68€	06/2011	Fix	Murcia	~ 470
Rinconada II	2,275	2012	2.40€	07/2010	Fix	Cordoba	~ 790

12

Dorad Power Plant Ashkelon, Israel

13

• One of the largest private power plant in Israel, with installed capacity of approximately 850
 MW
• Ellomay indirectly holds approximately 9.2% interest in Dorad and holds an option to purchase an additional interest of approximately 0.2%
• The plant is a CCGT bi-fuel and powered by natural gas. The Dorad Power Plant is comprised of twelve natural gas turbines, and two steam turbines.
• The cost of the project was approximately US$ 1.2 billion. The project has secured one of the largest project finance facilities in Israel of over US$ 1 billion. The financing facility was led by
 Israel's largest banks and institutional investors
• Electricity is sold directly to end-users and to the national distribution network at competitive rates1
• The power plant, which was declared a national infrastructure project by the Israeli Prime
 Minister, was commercially operated and began producing electricity in full capacity in May
 2014
1) On August 6, 2015, the Israeli Public Utilities Authority - Electricity published a decision establishing the rate in respect of "system management service charges". As of December 31, 2015 an appropriate provision has been included in Dorad's financial statements.
 On September 7, 2015, the Israeli Public Utilities Authority - Electricity published a decision reducing the electricity rates. According to this decision, the production tariff, based on which Dorad’s customers are charged and to which the price of the gas is linked, will be reduced by approximately 6.8% as from September 13, 2015.

14

	2014 (1)	2015
Revenues	1,484	2,357
Gross profit from operating the power plant	233	382
Operating profit	213	357
EBITDA (2)	338	594
Finance exp., net	(110)	(216)
Net income (loss) for the period	80	103

Net increase (decrease) in cash and cash equivalents for the period	68	(20)
Dorad Power Plant
Key P&L and Statement of Cash Flows Figures
(NIS millions)
1) The results for 2014, reflect operations start on May 2014.
2) Operating Profit plus depreciation and amortization

15

Pumped-Storage Development Project
Manara Cliff, Israel

16

Pumped-Storage Project:
Manara Cliff, Israel (“Manara Project”)
Pumped Storage Power Station
The Development project
Ellomay Pumped Storage (2014) Ltd.
Project company
Ellomay Capital Ltd. - 75% (1)
Sheva Mizrakot Ltd. - 25%
Shareholders
340 MW (2)
Station power
1) Indirectly owned through the project company.
2) The Manara Project was issued a conditional license by the IPUA to operate a pumped storage power plant with a capacity of 200 MW, which has since expired, and therefore the advancement of the Manara Project depends, among other factors, on the issuance of a new license by the IPUA. During 2015 we finalized the initial development stage and on August 28, 2015, after the Manara Project received a feasibility study from IEC, we submitted a request to the IPUA for an updated conditional license with a capacity of 340 MW. The Editors Committee of the
 National Outline Plan #10 has verbally approved the increase of power to 340 MW. The issuance of the license is subject to the quota set forth by the IPUA for pumped-storage projects in Israel, currently set at 800 MW but expected to increase to 1,000 MW.
• Hydro-electric storage system comprised of two water reservoirs (upper and lower), connected through an underground water pressure pipe
• Energy is stored by pumping water from lower to upper reservoir and generated by releasing the water back

High-level reservoir
P.E.=mgh
Flow of water during pumping (low electricity demand)
Head of water
Flow of water to generate electricity
Station
Low-level reservoir

17

Pumped-Storage Project:
The solution in a nut shell
• Sustainable technology - working for over 100 years
• Pumped storage plant is a power plant capable of storing energy by raising and releasing water allowing quick response time (90 sec) for the use of the grid dispatcher
• Using a hydro-electric storage system comprised of two water reservoirs (upper and lower), connected through an underground water pressure pipe
• This technology is an important tool for managing and controlling national grid by providing a combination of low latency, high power and high energy response
• Utilizing excess manufacturing ability during low demand in order to increase supply during peak demand:
  ✓ During low demand - pumping water from lower reservoir for energy storage
  ✓ During peak demand - releasing water from upper reservoir for energy production

18

Financial Results Summary: 2015

2015 Results Summary (USD 000`)

ellomay CAPITAL LIMITED

Net Income (loss)

(shareholders of the company)

7,298

6,646

Gross Profit	Share of income (loss) of investee accounted for at equity	Other Income, net	General and administrative expenses	Financing income (expenses), net	Tax benefit (Taxes on income)
6,051[1]	2,446[2]	21[3]	(3,745)[4]	592[5]	1,933[6]
7,243	1,819	1,819	(4,253)	(3,395)	(201)

19

2015
2014
1) From PV Operations - From one hand, there is a decrease that is mainly due to the presentation of results in U.S. dollar and the devaluation of the Euro against the U.S. dollar during 2015. On the other hand, revenues denominated in Euro have increased by approximately 5% and operating expenses denominated in Euro have increased by approximately 9% compared to the same period last year. The increase is mainly a result of the operations of our Spanish PV plants acquired on July 1, 2014.
2) Represent results associated with the Dorad Power Plant that successfully commenced commercial operation in May 2014. The increase is due to the operation of the power plant for a full year in 2015.
3) Other income was primarily attributable to compensation to be received in connection with a pumped storage project in the Gilboa, Israel initially recognized in 2014. The revaluation of such financial asset is recognized as other income for the year ended December 31, 2015.
4) The decrease in general and administrative expenses is mainly due to decrease in consulting expenses.
5) The change in financing income was mainly due to the reevaluation of our EUR/USD forward transactions and currency interest rate swap transactions, partially offset by expenses resulting from exchange rate differences and the Company’s Series A Debentures expenses.
6) The decrease resulted mainly from deferred tax income included in connection with the application of a tax incentive claimable upon filing the relevant tax return by reducing the amount of taxable profit.
2015
2014

Net income (loss) for the period
EBITDA
Operating profit (Loss)
Gross profit
Revenues $
13.8
6.1
4.8
9.7
7.3
15.8
7.2
10.2
15.7
6.6
13.0
6.6
12.8
16.8
10.1
8.9
4.2
0.5
3.3
2.1-
6.1
2.9
1.0
1.0-
2015
2014
2013
2012
2011

20

Key Income and P&L Figures (USD millions)
*See page 24 “EBIDTA"

On going Revenues Growth (Euro milions)
12.50
5%
11.90
9.70
6.90
4.4
2015
2014
2013
2012
2011

21

On going Revenues Growth (EUR millions)
Revenues for the year ended December 31, 2015 were up by approximately 5% compared to the year ended December 31, 2014

22

Key Financial Ratios
Strong Balance Sheet, Sufficient Liquidity, Low Leverage
*See Appendix C
	December 31, 2014	December 31, 2015
Financial Debt to CAP (A/D)	37%	38%
Financial Debt, net to CAP (B/D)	21%	22%
Financial Debt to Total equity (A/C)	59%	63%
Financial Debt, net to Total equity (B/C)	34%	36%

23

Key Balance Sheet Figures (USD 000`)
	December 31, 2014	% Of BS	December 31, 2015	% Of BS
Cash and cash equivalent, Marketable securities, Short-term deposits	23,388	15%	25,216	16%
Financial Debt*	55,288	35%	58,852	37%
Financial Debt, net*	31,900	20%	33,636	21%
Property, plant and equipment net (mainly in connection with PV Operations)	93,513	59%	78,975	49%
Investment in Dorad	27,237	17%	37,031	23%
CAP*	149,414	94%	152,917	95%
Total equity	94,126	59%	94,065	59%
Total assets	159,087	100%	160,327	100%
*See Appendix C

24

• Use of NON-IFRS Financial Measures
EBITDA is a non-IFRS measure and is defined as earnings before financial expenses, net, taxes, depreciation and amortization. The
Company presents this measure in order to enhance the understanding of the Company’s historical financial performance and to enable comparability between periods. While the Company considers EBITDA to be an important measure of comparative operating performance, EBITDA should not be considered in isolation or as a substitute for net income or other statement of operations or cash flow data prepared in accordance with IFRS as a measure of profitability or liquidity. EBITDA does not take into account the Company’s commitments, including capital expenditures, and restricted cash, accordingly, is not necessarily indicative of amounts that may be available for discretionary uses. Not all companies calculate EBITDA in the same manner, and the measure as presented may not be comparable to similarly-titled measures presented by other companies. The Company’s EBITDA may not be indicative of the historic operating results of the Company; nor is it meant to be predictive of potential future results.
	For the year ended December 31,	For the year ended December 31,
	2014	2015
	Audited	Audited
Net income (loss) for the period	6,646	7,298
Financing expenses (income), net	3,395	(592)
Taxes on income	201	(1933)
Depreciation	5,452	4,912
EBITDA	15,694	9,685
EBITDA (USD 000`)
•  Reconciliation of Net income (loss) to EBITDA (in US$ thousands):

25

Investment Summary
Diversified base of cash flow generating assets
Strong balance sheet and track record of securing non-dilutive financing
Seasoned management team with extensive sector knowledge and access to attractive opportunities
1
2
3
4
The Company’s Board of Directors adopted a dividend distribution policy pursuant to which the Company intends to distribute up to 33% of its annual distributable profits each year, by way of cash dividends and/or share repurchases
5
Focus on potential projects with limited capex and operational risks

26

Contact
Company
Investor Relations
Hadas Friedman
KM Investor relations
Direct: +972 (0)3-5167620
hadas@km-ir.co.il
www.km-ir.co.il
www.ellomay.com
Kalia Weintraub
Chief Financial Officer
Ellomay Capital LTD.
9 Rothschild Blvd., Tel Aviv
Direct: +972-3-7971111
Email: anatb@ellomay.com

ellomay
CAPITAL LIMITED

Milano
Torino
Genova
Bologna
Rome
Palermo
Global irradiation [kWh/m²]
<600 800 1000 1200 1400 1600 1800 2000 2200>
<450 600 750 900 1050 1200 1350 1500 1650>
Solar electricity [kWh/kWp]

27

• The Italian government adopted the Feed In Tariff
 (FiT) incentive scheme. The energy authority in Italy
 (GSE) pays a long-term nominal rate per every kilo-
 watt hour that is produced by a PV plant on top of
 the price of electricity the PV plant receives on
 electricity that is transferred to the grid.
• The FiT rate depends on:
 • Connection date;
 • Size of the plant; and
 • Location
• The FiT is guaranteed for 20 years, starting at the
 connection date(1)
• Italy has high levels of radiance in European terms
 (1,200-1,600 kWh/kWp).
• The most attractive regions are central and southern
 Italy, where the radiance is the highest and the
 regional regulation is less stringent.
Appendix A - Italian PV Market

28

Appendix B - Spanish PV Market
• The legal and regulatory framework applicable to the production of electricity from renewable energy sources in
 Spain has been modified during the second half of 2013, establishing the basis of the new remuneration scheme applicable to renewable energies called the “Specific Remuneration” regime. The “Specific remuneration” was applicable for all PV plants in operation, commencing July 2013.
• Specific Remuneration includes two components to be paid on the top of the electricity market price:
 (i) “Investment retribution” - sufficient to cover the investment costs of a so-called “standard facility” (provided that such costs are not fully recoverable through the sale of energy in the market)
 (ii) “Operational retribution” sufficient to cover the difference, if any, between the operational income and costs of a standard plant that participates in the market
• The calculation of Specific Remuneration is made as follows:
 The new regulation characterized the existing renewable installations into different categories. These categories were created taking into account the type of technology, the date of the operating license and the geographical location of renewable installations.
 The Specific Remuneration is calculated based on the inclusion of each exiting installation in one of the new formulated categories and, as a result of such inclusion, is based on the retribution assigned to that particular category.
 The calculation of the Specific Remuneration of each category shall be performed taking into account the following parameters:
 (i) The standard revenues for the sale of energy production, valued at the production market prices;
 (ii) The standard exploitation costs;
 (iii) The standard value of the initial investment. For this calculation, only those costs and investments that correspond exclusively to the electricity production activity will be taken into account
 The Specific Remuneration is designed to ensure a “reasonable rate of return” or profitability that during the first regulatory period (i.e., until December 2019) shall be equivalent to a Spanish 10-year sovereign bond calculated as the average of stock price in the stock markets during the months of April, May and June 2013, increased by 300 basis points (approximately 7.5%)
• Starting January 1, 2013, a tax on energy generation of 7% from the total amount received is applied.

29

Appendix C - Leverage Ratios
	As of December 31,	As of December 31,
	2014	2015
	Audited	Audited
Current liabilities
Loans and borrowings	$ (677)	$ (1,133)
Debentures	$ (4,884)	$ (4,878)
Non-current liabilities
Finance lease obligations	$ (5,646)	$ (4,724)
Long-term loans	$ (4,039)	$ (13,043)
Debentures	$ (40,042)	$ (35,074)
Financial Debt (A)	$ (55,288)	$ (58,852)
Less:
Cash and cash equivalents	$ 15,758	$ 18,717
Marketable Securities	$ 3,650	$ 6,499
Short-term deposits	$ 3,980	$ -
Financial Debt, net (B)	$ (31,900)	$ (33,636)

Total equity (C)	$ (94,126)	$ (94,065)
Financial Debt (A)	$ (55,288)	$ (58,852)
CAP (D)	$(149,414)	$(152,917)

Financial Debt to CAP (A/D)	37%	38%
Financial Debt, net to CAP (B/D)	21%	22%
Financial Debt to Total equity (A/C)	59%	63%
Financial Debt, net to Total equity (B/C)	34%	36%
• Use of NON-IFRS Financial Measures
The Company defines Financial Debt as loans and borrowings plus debentures (current liabilities) plus finance lease obligations plus long-term bank loans plus debentures (non-current liabilities), Financial Debt, Net as Financial Debt minus cash and cash equivalent minus investments held for trading minus short-term deposits and CAP as equity plus Financial Debt. The
Company presents these measures in order to enhance the understanding of the Company’s leverage ratios and borrowings. While the Company considers these measures to be an important measure of leverage, these measures should not be considered in isolation or as a substitute for long-term borrowings or other balance sheet data prepared in accordance with IFRS as a measure of leverage. Not all companies calculate these measures in the same manner, and the measure as presented may not be comparable to similarly-titled measures presented by other companies. See the calculation of these financial measures presented below.
• Calculation of Leverage Ratios (in US$ thousands)

30

Appendix D -
Israeli Rating for Series A Debentures

• On January 28, 2016, Standard & Poors Maalot Ltd. (“Maalot”) confirmed the rating of ilA-assigned to the Series A
 Debentures traded on the Tel Aviv Stock Exchange and reaffirmed the “Stable” outlook.
• In its rating report Maalot notes, among other things, as follows:
“The stable outlook on Ellomay Capital Ltd., owner of energy projects in Italy, Spain, and Israel, reflects our assessment that its cash flow and liquidity cushion will remain stable in the short term despite any unexpected changes in Italian or Spanish regulations. The stable outlook also reflects our assessment that Ellomay will maintain coverage ratios that we consider to be commensurate with the current rating, i.e. FFO (funds from operations) to adjusted debt above 12% and adjusted debt to
EBITDA below 5.0x.
Downside Scenario
We may consider a negative rating action if Ellomay consistently fails to maintain coverage ratios commensurate with the current rating. This could happen, in our opinion, as a result of a deterioration in cash flows from projects due to continuous malfunctions, or of an aggressive investment policy that would increase the debt burden.
Upside Scenario
We may consider a positive rating action if the company’s financial risk profile improves, as reflected in an FFO to adjusted debt ratio above 20% and a debt to adjusted EBITDA ratio below 4.0x, alongside an improvement in its business risk profile, as reflected in lower concentration due to new projects or material, continuous cash flows from Dorad Energy”.